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                            September 6, 2023

       Par Chadha
       Executive Chairman
       Exela Technologies, Inc.
       2701 E. Grauwyler Rd.
       Irving, TX 75061

                                                        Re: Exela Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 3, 2023
                                                            Form 8-K Filed
August 14, 2023
                                                            File No. 001-36788

       Dear Par Chadha:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Note Regarding Non-GAAP Financial Measures, page 51

   1. We note that you make adjustments for optimization and restructuring expenses, transaction and
integration costs and contract costs in calculating Adjusted EBITDA and that you have incurred
most of these costs in every period from 2016 on. Please tell us how you determined that
these costs are not normal, recurring, cash operating expenses.
                                                        Refer to Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations.

   2. We note your adjustment for other charges including non-cash. Please quantify for us the amount for each of the
categories included in this adjustment for the years provided.
                                                        Please tell us how you
determined that excluding the accelerated ASC 842 amortization of
 Par Chadha
FirstName LastNamePar
Exela Technologies, Inc. Chadha
Comapany 6,
September NameExela
             2023      Technologies, Inc.
September
Page 2    6, 2023 Page 2
FirstName LastName
         operating lease ROU asset does not substitute an individually tailored recognition and measurement method for those of GAAP. For amounts related to severance, retention bonus, faciality consolidation, relocation and recruitment costs, loss contracts, network outage costs and other transition costs, please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Questions
100.01 and 100.04
         of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Critical Accounting Policies and Estimates
Impairment of goodwill, long-lived and other intangible assets, page 63

3. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing.
         If a reporting unit is at risk of failing, you should disclose:

                the percentage by which fair value exceeded carrying value at the date of the most recent test;
                the amount of goodwill allocated to the reporting unit;
                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(b)(3) of Regulation S-K.
Form 8-K Filed August 14, 2023

Exhibit 99.1, page 1

4. Reference is made to your disclosure of gross profit. We note this measure does not include depreciation and amortization. Please tell us your consideration of SAB Topic
         11:B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Par Chadha
Exela Technologies, Inc.
September 6, 2023
Page 3

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePar Chadha                           Sincerely,
Comapany NameExela Technologies, Inc.
                                                       Division of Corporation
Finance
September 6, 2023 Page 3                               Office of Trade &
Services
FirstName LastName